FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: May 8, 2002 **By** ______________________

Name: Manoj Pundit
Title: Executive Vice-President/General Counsel

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario M5G-2E4

NOTICE OF CHANGE OF AUDITORS

In accordance with the requirements of National Policy 31 of the Canadian Securities Administrators (the "Policy"), we hereby provide notification of the decision of the Audit Committee and the Board of Directors of Micromem Technologies Inc. (the "Corporation") that KPMG LLP, Chartered Accountants, will not be nominated for re-appointment as the auditors of the Corporation, and the directors of the Corporation intend to nominate Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation at the next annual meeting of shareholders.

TAKE FURTHER NOTICE THAT:

1. There were no reservations, as defined in Part 3 of the Policy, in the auditors' reports in respect of the annual financial statements of the Corporation for the fiscal years ended October 31, 2001 and October 31, 2000;

2. The Corporation's Board of Directors has approved the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to replace KPMG LLP, Chartered Accountants; and

3. There have been no reportable events, disagreements, unresolved issues or consultations as defined in Part 3 of the Policy.

DATED as of the 7th day of March, 2002.

MICROMEM TECHNOLOGIES INC.

Per: "Manoj Pundit" (signed)
Name: Manoj Pundit
Title: Executive Vice-President

kpmg

KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4120 Yonge Street Suite 500
North York ON M2P 2B8
Canada

Telephone (416) 228-7000
Telefax (416) 228-7123
www.kpmg.ca

Ontario Securities Commission
Alberta Securities Commission

Dear Sirs/Medames:

Re: Micromem Technologies Inc.

We have read the Notice of Change of Auditors for Micromem Technologies Inc. dated March 7, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Toronto, Ontario

March 15, 2002

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
Toronto-Dominion Centre
P.O. Box 251
Toronto, Canada M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174

March 7, 2002

Alberta Securities Commission
20th Floor
10025 Jasper Avenue
Edmonton, Ontario
T5J 3Z5

Dear Sirs:

Re Micromem Technologies Inc. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Alberta Securities Commission that we have read the Corporation's Notice of Change of Auditor dated March 7, 2002 and, based on our knowledge at this time, are in agreement with the statements contained in said notice.

Ernst & Young LLP

Chartered Accountants

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
Toronto-Dominion Centre
P.O. Box 251
Toronto, Canada M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174

March 7, 2002

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: General-Secretary's Office

Dear Sirs:

Re Micromem Technologies Inc. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Ontario Securities Commission that we have read the Corporation's Notice of Change of Auditor dated March 7, 2002 and, based on our knowledge at this time, are in agreement with the statements contained in said notice.

Ernst & Young LLP

Chartered Accountants

MICROMEM

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, Ontario
Canada M5G 2E4

Telephone: 416-364-6513
Facsimile: 416-360-4034
Micromem@on.aibn.com
www.micromeminc.com

March 19, 2002

Joseph Fuda, C.E.O.
Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, Ontario
M5G 2E4

Dear Sir,

Re: Change of Auditors

We have received and reviewed the Reporting Package relating to the proposed change of auditors for Micromem Technologies Inc., consisting of:

(i) a notice of change of auditors from the Corporation dated March 7, 2002;

(ii) a letter from KPMG LLP to the Ontario Securities Commission and the Alberta Securities Commission dated March 7, 2002; and

(iii) letters from Ernst & Young LLP to the Ontario Securities Commission and to the Alberta Securities Commission both dated March 7, 2002.

Yours truly,
Micromem Technologies Inc.

(signed) "David Sharpless"

David Sharpless
Chairman
Audit Committee